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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934


                         ARV Assisted Living, Inc.
                             (Name of Company)

                         Common Stock, No Par Value
                       (Title of Class of Securities)

                                 00204C107
                               (CUSIP Number)


                             Lorenzo Lorenzotti
                       Prometheus Assisted Living LLC
                 Lazard Freres Real Estate Investors L.L.C.
                      30 Rockefeller Plaza, 63rd Floor
                             New York, NY 10020
                               (212) 632-6000

                              with a copy to:

                             Kevin Grehan, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1490

           ------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                              October 29, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 1 of 13

                                SCHEDULE 13D


CUSIP No. 00204C107                        Page  2   of  11  Pages
         -------------                         -----    ----
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1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                 Prometheus Assisted Living LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                             (b)  x
3   SEC USE ONLY

4   SOURCE OF FUNDS*
                       AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                     [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
----------------------
   NUMBER OF           7    SOLE VOTING POWER
    SHARES                  4,670,273
 BENEFICIALLY
 OWNED BY EACH         8    SHARED VOTING POWER
   REPORTING                -0-
  PERSON WITH
                       9    SOLE DISPOSITIVE POWER
                            4,670,273

                       10   SHARED DISPOSITIVE POWER
                            -0-
----------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,670,273 shares of Common Stock*

     *Assuming full conversion of the Company Notes held by Prometheus.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    o
     SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%, calculated pursuant to Rule 13(d)(l)(i) by taking the sum of (a) the number of shares of Common Stock currently owned by Prometheus (1,192,012) and
     (b) the number of shares of Common Stock to be received by Prometheus upon full conversion of Company Notes held by Prometheus (3,478,261), divided by the sum of (c) the number of shares of Common Stock outstanding on October 29, 1997 (11,584,272) and (d) the number of shares required to fully convert the Company Notes to Common Stock (3,478,261).

14   TYPE OF REPORTING PERSON*
           OO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D



CUSIP No. 00204C107                     Page  3   of  11  Pages
         -----------                        -----    ----
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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

     Lazard Freres Real Estate Investors L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                (b)  x

3    SEC USE ONLY

4    SOURCE OF FUNDS*
                        WC, BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                       [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
                          New York
---------------------
  NUMBER OF           7   SOLE VOTING POWER
   SHARES                 4,670,273
BENEFICIALLY
OWNED BY EACH         8   SHARED VOTING POWER
  REPORTING               -0-
 PERSON WITH
                      9   SOLE DISPOSITIVE POWER
                          4,670,273

                      10  SHARED DISPOSITIVE POWER
                          -0-
---------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,670,273 shares of Common Stock*

     *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement attached as an exhibit hereto.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.0%, calculated pursuant to Rule 13(d)(l)(i) by taking the sum of
     (a) the number of shares of Common Stock currently owned by Prometheus (1,192,012) and (b) the number of shares of Common Stock to be received by Prometheus upon full conversion of Company Notes held by Prometheus (3,478,261), divided by the sum of (c) the number of shares of Common Stock outstanding on October 29, 1997 (11,584,272) and (d) the number of shares required to fully convert the Company Notes to Common Stock (3,478,261).

14   TYPE OF REPORTING PERSON*
           OO


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 2 to Schedule 13D (this "Amendment") is filed by Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), and Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus", and collectively with LFREI, the "Reporting Persons"). As previously reported in the Schedule 13D filed on July 23, 1997 by the Reporting Persons (the "Initial Schedule 13D"), pursuant to a Stock Purchase Agreement dated as of July 14, 1997, by and between ARV Assisted Living Inc. (the "Company"), LFREI and Prometheus (as amended, the "Stock Purchase Agreement"), Prometheus agreed to purchase certain shares of the common stock, no par value, of the Company (the "Common Stock"). On July 23, 1997, Prometheus purchased 1,921,012 shares of Common Stock pursuant to the Stock Purchase Agreement at a purchase price of $14 per share, representing an aggregate investment of $26,894,168.

          The Company and the Reporting Persons amended the Stock Purchase Agreement by entering into an Amended and Restated Stock and Note Purchase Agreement dated as of October 29, 1997, by and between the Company, LFREI and Prometheus (the "Stock and Note Purchase Agreement"), which provided for the purchase by Prometheus of $60,000,000 aggregate principal amount of the Company's 6.75% Convertible Subordinated Notes due 2007 (the "Company Notes"). Concurrently with the execution of the Stock and Note Purchase Agreement, several other agreements were also executed: (i) LFREI, Prometheus and the Company entered into an amended and restated stockholders agreement (the "Stockholders Agreement") and amended a letter agreement regarding the acquisition of substantially all of the stock of Kapson Senior Quarters Corp. ("Kapson") by an affiliate of LFREI (the "Kapson Letter Agreement"), (ii) Prometheus and the Company entered into an amended and restated registration rights agreement (the "Registration Rights Agreement") and (iii) Prometheus, LFREI and certain individuals entered into a stockholders' voting agreement (the "Stockholders' Voting Agreement"). In connection with the issuance of the Company Notes, the Company and The Chase Manhattan Bank, N.A. entered into an indenture dated as of October 30, 1997 (the "Indenture"), and the Company executed a $60,000,000 note in favor of Prometheus dated as of October 30, 1997 (the "Note", and collectively with all agreements previously defined in this paragraph, the "Definitive Documents"). This Amendment relates to the Definitive Documents and the transactions contemplated thereby.

Item 1.   Security and Company

          The equity class of securities to which this Amendment relates is the Common Stock. The principal executive offices of the Company are located at: 245 Fischer Avenue, Suite D-1; Costa Mesa, California 92626.


Item 2.   Identity and Background

          (a), (b), (c) and (f). This Amendment is filed by the Reporting Persons. The principal business offices of the Reporting Persons are at 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

          LFREI is the sole member of Prometheus. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard Freres & Co. LLC ("Lazard"). Lazard disclaims beneficial ownership of any of the shares of Common Stock reported in this Amendment. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 1 hereto and incorporated by reference herein. Each person listed on such Schedule 1 is a citizen of the United States.

          (d) and (e). During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

          The funds for this transaction are to be made available to Prometheus through LFREI. LFREI will obtain funds from capital subscriptions from its partners and from bank financing.

Item 4.   Purpose of Transaction

          Proceeds from the sale of the Company Notes are to be used by the Company to continue to implement its acquisition and development plans, to strengthen its systems and operations and to expand its services in assisted living facilities throughout the United States.

          Subject to the terms and conditions of the Stock and Note Purchase Agreement, at the closing the Company will sell, and Prometheus will acquire, an aggregate of $60,000,000 principal amount of Company Notes (the "Closing"). Pursuant to the provisions of the Indenture and the Note, Prometheus has the right, exerciseable at any time after 90 days following the date of issuance of the Company Notes, to convert such Company Notes into shares of Common Stock at the conversion price of $17.25 per share, subject to certain adjustments set forth in the Indenture and the Note. In the event of a Change of Control or a Termination of Trading (as such terms are defined in the Indenture), Prometheus (i) may elect to require the Company to repurchase the Company Notes at a purchase price equal to 101% of the principal amount of such Company Notes or (ii) in the case of a Change of Control not approved by a majority of the continuing directors of the Company, may require the Company to convert the Company Notes at a price of $16.25 per share.

          As of the Closing, the Company and Prometheus will take all actions necessary to cause the Company's board (the "Board") to be structured to consist of nine members, of which three members will be designees of Prometheus. Thereafter until the occurrence of a Termination Event (as such term is defined in the Stockholders Agreement), at each annual or special meeting of stockholders of the Company Prometheus will have the right pursuant to the Stockholders Agreement and pursuant to the By-laws of the Company to designate three nominees to the Board if the Board is a single class, and one designee per class if the Board is divided into three classes. The Company will support the nomination and the election of each designee of Prometheus to the Board, and the Company will exercise all authority under applicable law to cause each designee of Prometheus to be elected to the Board. With respect to each meeting of stockholders of the Company at which directors are to be elected, the Company is required to use its reasonable efforts to solicit from the stockholders of the Company proxies in favor of each designee of Prometheus. During the period that Prometheus has the right to designate nominees to the Board, the number of directors on the Board may not exceed nine.

          Pursuant to the Stockholders Agreement, the Company is required to use commercially reasonable efforts to identify, select and retain a new President/CEO of the Company within 90 days of the Closing. In connection with the retention of such President/CEO, the Company is required to obtain the prior written consent of Prometheus. Upon the retention of a new President/CEO of the Company, the Company is further required under the Stockholders Agreement to use its best efforts to cause a director who is not a designee of Prometheus to resign from the Board, and the Company and Prometheus will use their best efforts to cause such new President/CEO to be elected to the Board.

          The foregoing discussion is qualified in its entirety by the full text of the Definitive Agreements, copies of which are attached as Exhibits hereto and incorporated by reference herein. See also Item 6.


Item 5.   Interest in Securities of the Company

          (a) As of the date of this Statement, Prometheus has beneficial ownership of 4,670,273 shares of Common Stock, assuming full conversion of the Company Notes by Prometheus. (While Prometheus has not obtained actual, record ownership of any shares of Common Stock relating to the conversion of Company Notes into Common Stock, Prometheus may be deemed to have acquired beneficial ownership of such shares as a result of its right to convert Company Notes into Common Stock in accordance with the terms and conditions of the Indenture and the Note.) Such beneficial ownership represents 31.0% of the issued and outstanding shares of the Company as of October 29, 1997, assuming new shares of Common Stock are issued in connection with any conversion of Company Notes into Common Stock. LFREI has no ownership interest in the Company beyond its interest in Prometheus.

          (b) Prometheus has the sole power to vote or to direct the vote of all shares of Common Stock covered by this Amendment, subject to the terms of the Stockholders Agreement.

          (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other parties listed on Schedule 1 have acquired any shares of Common

Stock of the Company during the past sixty days, other than the purchases reported herein.

          (d) Prometheus has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Amendment.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

          During a standstill period of three years (which period is subject to early termination in certain circumstances) (the "Standstill Period"), Prometheus, LFREI and their controlled affiliates will be subject to certain limitations and restrictions relating to, among other matters:
(a) acquisitions of additional shares of Common Stock (generally limiting Prometheus to beneficially owning no more than 49.9% of the shares of Common Stock on an adjusted fully diluted basis), (b) acting in concert with others by becoming a member of a "group" for purposes of Section 13(d) of the Securities and Exchange Act of 1934 and the rules promulgated thereunder, (c) soliciting, encouraging or proposing certain significant transactions involving the Company, (d) soliciting, initiating, encouraging or participating in the solicitation of proxies in connection with any election contest involving the Board or initiating or proposing or participating in or encouraging the making of, or soliciting stockholder approval of, any stockholder proposal, (e) seeking representation on the Board other than as contemplated by the Stockholders Agreement, (f) entering into or permitting Kapson to enter into sale/leaseback or other financing arrangements of the type contemplated by the Kapson Letter Agreement with any company (other than the Company) the principal business of which is the ownership, management, operation and development of assisted living facilities in the United States, (g) requesting any waiver of the foregoing restrictions or (h) assisting, advising, encouraging or acting in concert with any person with respect to any of the foregoing.

          During the Standstill Period, Prometheus may not sell any shares of Common Stock or Company Notes except (a) in transactions pursuant to Rule 144 under the Securities Act of 1933, (b) in transfers to one or more controlled affiliates who agree to be bound by the terms and conditions of the Stockholders Agreement, (c) in negotiated transfers to third parties other than certain companies engaged in the business of operating assisted living facilities, (d) subject to certain conditions, to bona fide financial institutions for the purpose of securing bona fide indebtedness and (e) in transfers pursuant to or in accordance with the Registration Rights Agreement.

          Pursuant to the Stockholders Agreement, during the Standstill Period Prometheus is required to vote all shares of Common Stock owned by it representing aggregate ownership in excess of 35.8% of the outstanding shares of Common Stock in one of the following two manners: (x) in accordance with the recommendation of the Board or (y) proportionally in accordance with the votes of the other holders of Common Stock. Prometheus is also required to vote its shares of Common Stock in favor of the election of all directors nominated by the nominating committee of the Company, if any, or the Board, provided such nominations are in accordance with certain provisions of the Stockholders Agreement.

          In addition, a number of the Company's joint venture agreements contain non-compete provisions that restrict, subject to certain exceptions and limitations, joint venture partners from engaging in the production of the joint venture's products in specific markets during the term of the joint venture agreement and for a limited period following the termination of such agreement, other than through the joint venture vehicle.

          Under the terms of the Stockholders Agreement, Prometheus, LFREI and certain of their affiliates are restricted, except as contemplated in the Kapson Agreement, from owning any equity interest in any public or private company engaged primarily in the assisted living business in the United States without the consent of 75% of the directors of the Company, excluding those directors nominated by Prometheus.

          Pursuant to the Registration Rights Agreement, the Company has granted Prometheus demand registration rights to facilitate the resale of the Common Stock owned by it and has also granted Prometheus certain piggyback rights to sell a portion of its shares in connection with offerings of securities by the Company for its own account. Additional registration rights in connection with the Common Stock issuable upon conversion of Company Notes are provided for in the Indenture.

          Pursuant to the Stockholders' Voting Agreement, the following stockholders of the Company have agreed to vote for the election of directors as provided for in the Stockholders Agreement: John A. Booty, Booty-Jones Family Partnership, Booty Family Trust, Karen A. Booty Charitable Remainder Trust, John A. Booty Charitable Remainder Unitrust, David P. Collins, D&V Collins Family Limited Partnership, Collins Family Community Property Trust, David P. Collins Annuity Trust and Graham P. Espley-Jones.

          Under the terms of the Kapson Letter Agreement, the Reporting Persons have agreed that if LFREI consummates its acquisition of Kapson, until a Termination Event or such time as LFREI or its affiliates own less than 10% of the stock of Kapson:

     (i) until the Closing, Kapson will be prohibited from developing or acquiring any new facilities (other than those in its pipeline at the time of the closing of the Kapson acquisition) without the written consent of a majority of the independent non-LFREI affiliated or appointed members of the Board;

     (ii) the Company will have the first right to negotiate management, lease and/or purchase arrangements on any new developments or acquisitions by Kapson;

     (iii) LFREI will seek in good faith to negotiate with the Company for leasing or management agreements of all existing or currently-planned facilities of Kapson;

     (iv) LFREI will not enter into or permit Kapson to enter into any leasing or management arrangements on Kapson's existing facilities other than with the Company or a Kapson affiliate;

     (v) LFREI will grant to the Company or the Company's shareholders, at the Company's option, the right to acquire from LFREI shares representing up to 19.9% of the stock of Kapson at the pro rata amount of LFREI's investment in Kapson for a period of 30 days after the completion of the Kapson acquisition;

     (vi) LFREI will explore a joint venture arrangement between the Company and Kapson which would combine the corporate management of the Company and Kapson in a separate management company jointly owned by the Company and Kapson to achieve economies of scale;

     (vii) the Company and LFREI will have the right to review and comment on all press releases regarding the foregoing arrangements through October 29, 1998; and

     (viii) the Company will have the right to review and comment on all public disclosures of Kapson regarding the foregoing arrangements for a period ending six months after the close of the Kapson acquisition.

LFREI represented to the Company in the Kapson Letter Agreement that, upon completion of the Kapson acquisition, LFREI will have the necessary authority to cause Kapson to enter into the arrangements described in this paragraph.

          All references herein to the Definitive Agreements are qualified in their entirety by the full text of such agreements and amendments, copies of which are attached as Exhibits hereto and are incorporated by reference herein. See also Item 4.


Item 7.   Material to be Filed as Exhibits

      Exhibit 1:     Amended and Restated Stock and Note
                     Purchase Agreement dated as of
                     October 29, 1997, by and between the
                     Company, LFREI and Prometheus

      Exhibit 2:     Amended and Restated Stockholders
                     Agreement dated as of October 29, 1997,
                     by and between the Company, LFREI and
                     Prometheus

      Exhibit 3:     Amended and Restated Registration Rights
                     Agreement dated as of October 29, 1997,
                     between the Company and Prometheus

      Exhibit 4:     Stockholders' Voting Agreement dated as
                     of October 29, 1997, by and between
                     Prometheus, LFREI and certain
                     stockholders listed therein

      Exhibit 5:     Indenture  dated as of October  30,
                     1997,  by and  between  the Company and
                     The Chase Manhattan Bank, N.A.

      Exhibit 6:     Note dated as of October 30, 1997, by
                     the Company in favor of Prometheus

      Exhibit 7:     Kapson Letter Agreement dated as of
                     October 29, 1997, by and between LFREI,
                     Prometheus and the Company


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        PROMETHEUS ASSISTED LIVING LLC

                         by   Lazard Freres Real Estate
                              Investors L.L.C., as sole member,

                                by /s/ Robert P. Freeman
                                   --------------------------------
                                   Name:  Robert P. Freeman
                                   Title: President


                        LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                          by /s/ Robert P. Freeman
                            --------------------------------------
                            Name:  Robert P. Freeman
                            Title: President

                                                                 SCHEDULE 1




          Officers of Lazard Freres Real Estate Investors L.L.C. The business address for each of the following persons is 30 Rockefeller Plaza, 63rd Floor, New York, NY 10020.




       Name                Present and Principal Occupation

Arthur P. Solomon          Chairman and Managing Director of
                           LFREI; Director of American
                           Apartment Communities II, Inc.
                           and Atlantic American Properties
                           Trust

Anthony E. Meyer           Senior Vice President and
                           Managing Director of LFREI;
                           Member of partnership committee
                           of DP Operating Partnership LP

Robert P. Freeman          President and Managing Director
                           of LFREI; Director of American
                           Apartment Communities II, Inc.,
                           Commonwealth Atlantic Properties
                           Inc. and Atlantic American
                           Properties Trust

Klaus P. Kretschmann       Senior Vice President of LFREI;
                           Director American Apartment
                           Communities II, Inc.

Murry N. Gunty             Vice President of LFREI; Director
                           of Atlantic American Properties
                           Trust and Member of partnership
                           committee of DP Operating
                           Partnership LP

Thomas M. Mulroy           Vice President of LFREI

Lorenzo L. Lorenzotti      Secretary of LFREI

Henry C. Herms             Comptroller of LFREI